Exhibit 12

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(in thousands)	2012	2011	2010	2009	2008

Pretax income from continuing operations	$54,158	$32,849	$74,192	$109,332	$2,046

Distributed income of equity investees	1,480	—	430	—	311

Fixed charges	113,852	107,975	118,602	102,545	106,457

Earnings	169,490	140,824	193,224	211,877	108,814

Interest	103,500	98,561	109,410	97,854	102,866

Amortization of charges and other	10,352	9,414	9,193	4,691	3,591

Fixed Charges	113,852	107,975	118,603	102,545	106,457

Ratio of Earnings to Fixed Charges	1.49	1.30	1.63	2.07	1.02

Coverage Deficiency	n/a	n/a	n/a	n/a	n/a